Exhibit 99.2

THE PROPOSED ALTERATIONS TO THE CONSTITUTION OF
PARNELL PHARMACEUTICALS HOLDINGS LTD

The alterations which are proposed to be made to the Constitution are set out below.

Rule 3.11 Issues to Directors and their Associates

~~A Director or any person who for the purposes of Section 9 of the Act would be regarded as a person associated with that Director (“Associated Person”) may only participate (directly or indirectly) in an issue by the Company of shares where the Director or an Associated Person receives the prior approval of shareholders by special resolution at a general meeting where the notice convening the meeting has advised:~~

~~(i)~~	~~the number of shares to be allotted to the Director or an Associated Person; and~~

~~(ii)~~	~~the precise terms and conditions of the issue;~~

~~(iii)~~	~~and the Director and Associated Persons abstain from exercising any voting rights on the resolution;~~

~~(iv)~~	~~the Director or an Associated Person receives an entitlement of securities under an employee incentive scheme which has been approved by special resolution of shareholders in general meeting; or~~

~~(v)~~	~~the Director or an Associated Person receives an entitlement of securities under a shareholders dividend plan which has been approved by ordinary resolution of shareholders in general meeting.~~

Rule 8.1 General meetings

(a)	A general meeting shall be held once in every calendar year at such time and place as may be determined by the Board in accordance with the Act.

(b)	The abovementioned general meetings shall be called annual general meetings; all other general meetings shall be called general meetings.

(c)	Annual general meetings are to be held in accordance with the Act. The business of an annual general meeting is:

(i)	to receive and consider the accounts and reports required by the Act;

(ii)	to elect Directors;

(iii)	to ratify the appointment of the Company’s auditor; and

(iv)	to transact any other business which may be properly brought before the meeting.

(d)
General meetings may be called by the Board and held in the manner determined by the Board. Except as permitted by the Act, no other person may convene a general meeting of the Company. By resolution of the Board, any general meeting (other than a general meeting which has been requisitioned or called by shareholders or by a single Director if permitted by the Act) may be cancelled or postponed prior to the date on which it is to be held.

(e)	A person, whether or not a shareholder, who is requested by the Board or the Chairman to attend a general meeting, is entitled to be present.

 Rule 8.2 Meetings by Technology

(a)
The Shareholders may meet either in person, by telephone, by audiovisual linkup or by any other means of instantaneous communications medium for conferring, consented to by all Shareholders subject to the right of a Shareholder to withdraw their consent within a reasonable period before a meeting. All persons participating in the meeting must be able to hear and be heard by all other participants. A meeting conducted by telephone or other means of communication is deemed to be held at the place agreed upon by the Shareholders attending the meeting, provided that at least one of the Shareholders present at the meeting is at that place for the duration of the meeting.

(b)	Where the Shareholders are not all in attendance at one place and are holding a meeting using technology and each Shareholder can communicate with the other Shareholders:

(i)
the participating Shareholders are, for the purposes of every provision of this Constitution concerning general meetings, taken to be assembled together at a meeting and to be present at that meeting; and

(ii)
all proceedings of the Shareholders conducted in that manner are as valid and effective as if conducted at a meeting at which all of the participating Shareholders were physically present in one location.

Rule 8.3 Notice of general meeting

(a)
Not less than 28 days notice of a general meeting, or such other period prescribed by the Act or other applicable law, rule or regulation, may be given by the Board in the form and in the manner the Board thinks fit including notice of any general meeting at which the Board proposes or these rules require that an election of Directors be held. Notice of meetings shall be given to the shareholders, the Directors, and to such persons as are entitled to receive notice under these rules or the Act or other applicable law, rule or regulation. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice does not invalidate any resolution passed at that meeting.

(b)
If the meeting is to be held at 2 or more places the notice is to set out details of the technology that will be used to facilitate such a meeting and any other matters required to be stated by the Act in relation to the use of such technology.

(c)	Every notice convening a general meeting must include or be accompanied by all information required by the Act and must at least:

(i)	set out the place, the day and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(ii)	state the general nature of the business to be transacted at the meeting and any special resolution to be proposed;

(iii)	include a statement that:

A.	a Member entitled to attend and vote is entitled to appoint a proxy;

B.	a proxy need not be a Member;

C.	a Member who is entitled to cast 2 or more votes may appoint 2 proxies and must specify the proportion or number of votes each proxy is appointed to exercise;

D.	a Member who is a licensed financial services provider holding shares for clients may appoint one proxy in respect of all the shares of each such client;

(iv)	be accompanied by an instrument of proxy in the form described in this Constitution or in any other form as the Directors may from time to time prescribe or accept.

Rule 8.4 Omission to give notice

Except as prescribed by the Act, the accidental omission to give notice of a meeting to any Member or the non-receipt of notice of a meeting by any Member entitled to receive the notice does not invalidate anything done or any resolution passed at the general meeting.

Rule 11.4 Appointment of proxies

(a)
Subject to this Constitution, any shareholder entitled to vote at a general meeting may appoint a proxy. Any shareholder who is entitled to cast 2 or more votes at a general meeting may appoint ~~not more than~~ 2 or more proxies to vote at a general meeting on that shareholder's behalf and may, but need not, direct the proxy or proxies how to vote in relation to or on any resolution. A shareholder who is a licensed financial services provider who holds shares as nominee for two or more clients is further entitled to appoint without limitation as to number one person nominated by each such client (and which may be that client) as proxy in respect of the shares held by that shareholder as nominee for that client.

(b)	In the event a proxy appoints a person as proxy and failing them, another person, that is regarded as the appointment of one person and not two people.

(c)	The Company must record in the minutes of a general meeting, in respect of each resolution in the notice of meeting, the total number of proxy votes exercisable by all proxies validly appointed and:

(i)	if the resolution is decided on a show of hands - the total number of proxy votes in respect of which the appointment specified that:

(A)	the proxy is to vote for the resolution:

(B)	the proxy is to vote against the resolution;

(C)	the proxy is to abstain on the resolution;

(D)	the proxy is to vote at the proxy's discretion.

(ii)	if the resolution is decided on a poll- the information specified in rule 0(b)(i) and the total number of votes cast on the poll:

(A)	in favour of the resolution;

(B)	against the resolution;

(C)	abstaining on the resolution.

(d)	A proxy need not be a Shareholder of the Company.

(e)
Where a shareholder appoints 2 proxies and each proxy is not appointed to represent a specified proportion of the shareholder's voting rights, then each proxy may exercise half of the shareholder's voting rights.

(f)
The instrument appointing a proxy (and the power of attorney, if any, under which it is signed or proof of the power of attorney to the satisfaction of the Board) must be deposited duly stamped (if necessary) at the Office, faxed to the Office or deposited, faxed or sent by electronic mail to any other place specified in the notice of meeting before the time for holding the meeting or adjourned meeting or poll at which the person named in the instrument proposes to vote and in default the instrument of proxy shall be treated as invalid.

(g)
No instrument appointing a proxy is, except as provided in this rule, valid after the expiration of 12 months after the date of its execution. Any shareholder may deposit at the Office an instrument duly stamped (if necessary) appointing a proxy and the appointment is valid for all or any stipulated meetings of the Company.

Rule 12.3 Remuneration of Directors

The Directors are to be paid out of the funds of the Company as remuneration for their services as Directors, such sum accruing from day to day as the Board determines, to be divided among them in such proportion and manner as they agree or in default of agreement equally.

Rule 12.10 Alternate Director

Subject to the provisions of the Act, each Director may from time to time by written notice to the Company appoint any person (whether or not a Member) to act as an alternate Director in their place during any period they think fit. The following provisions apply to any alternate Director:

(a)	that Director may be removed or suspended from office by written notice to the Company from the Director who appointed it;

(b)	that Director is entitled to receive notice of meetings of the Board, to attend meetings (if the Director who appointed it is not present) and to be counted towards a quorum at meetings;

(c)
that Director is entitled to vote at meetings it attends on all Resolutions on which its appointor could vote had that appointor attended and, where that Director is a Director in its own right, it has a separate vote on behalf of the Director it is representing in addition to its own vote;

(d)
that Director may exercise any powers that the appointor may exercise in its own right where the appointor is unavailable for any reason except the power to appoint an alternate Director. The action of an alternate Director will be conclusive evidence as against third parties of the unavailability of the appointor;

(e)	that Director automatically vacates office if the Director who appointed it is removed or otherwise ceases to hold office for any reason;

(f)	that Director, whilst acting as a Director, is responsible to the Company for its own acts and defaults and is not deemed to be the agent of the Director by whom it was appointed;

(g)
that Director is not entitled to receive any remuneration from the Company but is entitled to reimbursement for reasonable travelling and other expenses incurred by it in attending meetings of the Board or otherwise on the Company's business;

(h)	that Director is not to be taken into account in determining the number of Directors for the purposes of this Constitution; and (i) that Director may act as an alternate for more than 1 Director.

Rule 12.11 Directors’ tenure of office

Each Director, subject to the Act and this Constitution must not hold office (without re-election) past the third annual general meeting following its appointment or election or 3 years, whichever is longer, after which they must retire from office. This clause does not apply to the managing director, but if there is more than 1 managing director, only 1 is entitled not to be subject to this clause.

Rule 12.12 Retirement by rotation

Unless otherwise determined by a Resolution of the Company, while the Company is listed, the Board will be classified into three classes of equal, or as close to equal as possible, number of Directors. Each class of Directors will have their own terms of office, and the class whose term has expired must retire from office at the relevant annual general meeting. The Directors to retire will be the class of directors who have been longest in office since their last election. Any Director appointed to fill a vacancy on the board will be appointed into the class with a vacancy, and will be eligible for re-election along with that class. A retiring Director may act as a Director throughout the meeting at which it retires and at any adjournment. This clause does not apply to the managing director, but if there is more than 1 managing director, only the managing director who was first appointed is entitled not to be subject to re-election.

Rule 12.13 Retiring of Director eligible for re-election

A Director who retires or whose office is vacated under this Constitution will be eligible for election or re-election to the Board. If another person is not elected by the Company to fill the vacated office, the retiring Director will, if offering itself for re-election and not being disqualified under the Act or this Constitution from holding office as a Director, be deemed to have been re-elected as a Director unless at that general meeting:

(a)	it is expressly resolved not to fill the vacated office or to reduce the number of Directors; or

(b)	a Resolution for the re-election of that Director is put and lost.

Rule 12.14 Vacation of office

The office of a Director will be automatically vacated if:

(a)	the Director becomes an insolvent under administration;

(i)	the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the laws relating to mental health;

(ii)	the Director's office is vacated or the Director is prohibited from being a Director in accordance with any of the provisions of the Act or any order made under the Act;

(iii)	the Director resigns its office by notice in writing to the Company;

(iv)	the Director, either by itself or by its alternate Director, fails to attend Board meetings for a continuous period of 3 Months without leave of absence from the Board; or

(v)	the Director is an executive director upon termination of its employment or services agreement with the Company.

(b)
A Director whose office is vacated under sub-paragraphs (i), (ii) or (iii) of paragraph (a), above, will not be eligible for re-election until the disability (or disabilities) referred to is (or are) removed.

Rule 13.1 (formerly 14.1) Nomination of Directors

No person is eligible for election to the office of Director at any general meeting unless the person or some shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office ~~not less than 10~~at least 45 Business Days before the meeting unless the nominee has been recommended by the Board for election, in which case the notice is required to be left at the Office at least 5 Business Days before the meeting.

Rule 16.1 (formerly 17.1) Procedures relating to Directors’ meetings

(a)	The Board may meet together, upon each Director being given reasonable notice, for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit.

(b)
~~Two Directors form~~ A majority of the Board forms a quorum until otherwise determined by the Board and no business may be transacted at a meeting of Directors unless a quorum of Directors is present at the time the business is dealt with.

~~(c)~~
~~Notice is deemed to have been given to a Director and all Directors are hereby deemed to have consented to the method of giving notice if notice is sent by mail, personal delivery, facsimile transmission or by electronic mail to the usual place of residence, fax number or electronic address of the Director (if any, fax number or electronic address is notified to the Company) or at any other address given to the Secretary by the Director from time to time, subject to the right of the Director to withdraw their consent within a reasonable period before a meeting.~~

Rule 16.2 (formerly 17.2) Meetings by ~~telephone or other means of communication~~ Technology

(a)
The Directors may meet either in person, ~~or~~ by telephone, by audiovisual linkup or by any other means of instantaneous communications medium for conferring, consented to by all Directors subject to the right of a Director to withdraw their consent within a reasonable period before a meeting. All persons participating in the meeting must be able to hear and be heard by all other participants. A meeting conducted by telephone or other means of communication is deemed to be held at the place ~~agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting is at that place for the duration of the meeting~~ at which the Chairman is physically present.

(b)	Meetings can be held entirely telephonically and there is no requirement for two Directors to be physically present at the same location.

(c)	Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i)
the participating Directors are, for the purposes of every provision of this Constitution concerning meetings of the Board, taken to be assembled together at a meeting and to be present at that meeting; and

(ii)	all proceedings of the Board conducted in that manner are as valid and effective as if conducted at a meeting at which all of the participating Directors were physically present in one location.

Rule 16.3 Notice of meetings of Directors

(a)	Notice of a meeting of Directors must be given to each person who is at the time the notice is given:

(i)	a Director, except a Director on leave of absence approved by the Directors; or

(ii)	an alternate director appointed under rule 12.10.

(b)	A notice of meeting of directors:

(i)	must specify the time and place of the meeting;

(ii)	need not state the nature of the business to be transacted at the meeting; and

(iii)	may be given in person or by post or by telephone, fax or other electronic means.

(c)	Accidental failure or omission to give a Director or alternate director notice of a meeting of directors does not invalidate anything done or any resolution passed at the meeting.